UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Mellanox Technologies Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.0175 per share

 (Title of Class of Securities)

M51363113

 (CUSIP Number)

October 18, 2012

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M51363113		13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS Psagot Investment House Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 2,005,845 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 2,005,845 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,845 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.05% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd.  Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Ltd., and Psagot Pension (Haal) Ltd. (the “Subsidiaries”) is a wholly-owned subsidiary of Psagot Investment House Ltd.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the owners of portfolio accounts, the holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be.  This Statement shall not be construed as an admission by Psagot Investment House Ltd. that it is the beneficial owner of any of the Ordinary Shares covered by this Statement, and Psagot Investment House Ltd. disclaims beneficial ownership of any such shares.

(**) Based on 39,735,042 ordinary shares outstanding as of October 18, 2012 (as reported on Bloomberg LP).

Item 1. (a)	Name of Issuer: Mellanox Technologies Ltd.

(b)	Address of Issuer's Principal Executive Offices: Beit Mellanox, Yokneam, Israel 20692

Item 2. (a)	Name of Person Filing: Psagot Investment House Ltd. The securities reported herein are beneficially owned as follows:

•	1,194,678 (representing 3.01% of the total ordinary shares outstanding) shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd.;

•	254,713 (representing 0.64% of the total ordinary shares outstanding) shares beneficially owned by Psagot Exchange Traded Notes Ltd.;

•
40,335 (representing 0.10% of the total ordinary shares outstanding) shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 5,216 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above);

•	507,147 (representing 1.28% of the total ordinary shares outstanding) shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd.; and

•	8,972 (representing 0.02% of the total ordinary shares outstanding) shares beneficially owned by pension funds managed by Psagot Pension (Haal)Ltd.

Each of the Subsidiaries is a wholly-owned subsidiary of Psagot Investment House Ltd.

(b)	Address of Principal Business Office: Psagot Investment House Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

(c)	Citizenship: Psagot Investment House Ltd. – Israel

(d)	Title of Class of Securities: Ordinary Shares, nominal value NIS 0.0175 per share

(e)	CUSIP Number: M51363113

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the managed portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. This Statement shall not be construed as an admission by Psagot Investment House Ltd. that it is the beneficial owner of any of the Ordinary Shares covered by this Statement, and Psagot Investment House Ltd. disclaims beneficial ownership of any such shares.

(b)	Percent of class: See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

 See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2012

Psagot Investment House Ltd. /s/ Shlomo Pasha By: Shlomo Pasha* Title: Chief Financial Officer /s/ Lilach Geva Harel By: Lilach Geva Harel* Title: VP, General Legal Counsel

*Signature duly authorized by resolution of the Board of Directors.

EXHIBIT NO.   DESCRIPTION

Exhibit 1	Attorney's Certification dated October 28, 2012 certifying the signature authority of person(s) signing on behalf of Psagot Investment House Ltd.